Exhibit 99.1

PRESS RELEASE

BROOKFIELD PROPERTY PARTNERS AND BROOKFIELD PROPERTY REIT
PROVIDE ESTIMATED TAX BASIS AND TAX CHARACTERIZATION OF STOCK
AND CASH DISTRIBUTED IN GGP ACQUISITION

Brookfield News, October 9, 2018 – Brookfield Property Partners L.P. (NASDAQ: BPY; TSX: BPY.UN) and Brookfield Property REIT Inc. (NASDAQ: BPR) today made available the estimated tax basis and tax characterization applicable to the stock and cash distributed to GGP shareholders in connection with BPY’s acquisition of GGP Inc. These details and other information regarding tax consequeneces related to the transaction are now available on the Tax Information page of the company’s website.

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About Brookfield Property Partners and Brookfield Property REIT

Brookfield Property Partners L.P. is one of the world’s largest commercial real estate companies, with approximately $90 billion in total assets. We are leading owners, operators and investors in commercial real estate, with a diversified portfolio of premier office and retail assets, as well as interests in multifamily, triple net lease, logistics, hospitality, self-storage, student housing and manufactured housing assets. Brookfield Property Partners is listed on the Nasdaq stock market and the Toronto stock exchange. Further information is available at bpy.brookfield.com.

Brookfield Property Partners is the flagship listed real estate company of Brookfield Asset Management, a leading global alternative asset manager with over $300 billion in assets under management.

Brookfield Property REIT Inc. is a subsidiary of Brookfield Property Partners. BPR’s class A stock was created as a public security that is intended to offer economic equivalence to an investment in BPY in the form of a U.S. REIT stock. Further information is available at bpy.brookfield.com/bpr.

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Brookfield Contact:

Matthew Cherry

Senior Vice President, Investor Relations and Communications

Tel: (212) 417-7488

Email: matthew.cherry@brookfield.com